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                                                             Exhibit 99.27(4)(f)

CHANGE OF INSURED BENEFIT RIDER


This extra benefit Rider is attached to and made a part of this Policy.

CHANGE OF INSURED
On any premium due date during the continuance of the policy and this rider, the insured may be substituted on this policy for the life of a new insured provided:

1.   We are:

     (a)  Furnished evidence of insurability satisfactory to Us;

     (b) Furnished evidence that the Owner has an insurable interest in the life of the new insured;

     (c)  Paid the charge, if any, for making the substitution;

     (d) Furnished written consent by the assignee, if any, to the substitution of the policy; and

2.   the conditions set forth below are met.

CONDITIONS OF SUBSTITUTION
The amended policy will become effective on the substitution date provided the initial premium to continue the amended policy is paid no later than such substitution date. The Date of Issue of the amended policy will be the same date as the Date of Issue of this policy.

Premiums charged for the amended policy will be according to Our rates in effect for the new insured's attained age.

The Specified Amount and Specified Amount Option under the amended policy on the life of the new insured will be the same as under this policy at the time of substitution, unless otherwise agreed to by the Owner and Us. The Specified Amount may be subject to upward adjustment if such is required by the Internal Revenue Code to maintain the amended policy as a life insurance contract. Monthly deductions under the amended policy will commence based on the new insured's attained age. The initial cash value of the amended policy will be the same as the then current cash value of this policy less (a) the monthly deduction for the policy month following the substitution date and (b) any charges for making the substitution and issuing the amended policy.

The amended policy may include provisions for any type of supplementary benefits being issued by Us at the new insured's attained age on the substitution date with the type of policy applied for, subject to Our rules then in effect for including such benefits.

The periods specified in the "Suicide" and "Incontestability" provisions of the amended policy will be measured from the substitution date.

Unless provided otherwise, the Owner of this policy will be the Owner and the Beneficiary of the amended policy.

TERMINATION
This rider and all rights provided under it will terminate automatically upon whichever of the following occurs first:

1. Nonpayment of any premium under this policy when due or within the grace period for such premium,

2.   Surrender or other termination of this policy, or

3. The date when paid-up insurance becomes effective under this policy. If, however, the policy is reinstated, this rider will likewise be reinstated.

POLICY PROVISIONS

Except as provided above, this rider is subject to all the terms of the policy.

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EFFECTIVE DATE
This rider becomes effective as of its date of issue which is the Date of Issue of the policy unless a later date is shown here.

This Rider is attached to and made a part of this Policy. It is signed for Lincoln Life on its Date of Issue.

Issued by The Lincoln National Life Insurance Company.


                                                            /s/ Jon A. Boscia
                                                               PRESIDENT
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